APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wicked Bold LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Wicked Bold LLC

We have reviewed the accompanying financial statements of Wicked Bold LLC (the company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Wicked Bold LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 to the financial statements, the company has operated at a loss and has primarily relied on debt to finance operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
January 23, 2023

Wicked Bold LLC
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 43,252	$ 1,747
Other current assets		1,830	778
Total Current Assets		45,082	2,525
Noncurrent Assets			
Right-of-use assets, operating leases	1.g, 2	23,868	44,814
Total Noncurrent Assets		23,868	44,814
Total Assets		68,950	47,339
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Short term debt		6,480	8,500
Operating lease liabilities, current	1.g, 2	23,257	20,381
Total Current Liabilities		29,737	28,881
Noncurrent Liabilities			
Revenue sharing notes	3	142,631	32,054
Operating lease liabilities, noncurrent	1.g, 2	-	23,257
Total Noncurrent Liabilities		142,631	55,311
Total Liabilities		172,368	84,192
Members' Equity			
Additional paid-in capital		15,416	14,521
Accumulated Deficit		(118,834)	(51,374)
Total Members' Equity		(103,418)	(36,853)
Total Liabilities & Members' Equity		$ 68,950	$ 47,339

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Wicked Bold LLC

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note		2022		2021
Revenues	4	$	57,704	$	146,245
Cost of Revenues	1.i		41,306		70,165
Gross Profit (Loss)			16,398		76,080
Operating Expenses					
Rent and utilities			31,989		25,316
Office supplies			16,743		20,180
Salaries and wages			8,950		43,696
Advertising and promotion			7,362		4,831
Memberships and licenses			6,808		3,518
Insurance			3,802		1,714
Communications and information technology			2,265		4,053
Taxes other than income taxes			1,746		525
Automobile			1,523		81
Other operating (income) expense			1,238		7,917
Repairs and maintenance	1.j		90		5,000
Total Operating Expenses			82,516		116,831
Operating Income (Loss)			(66,118)		(40,751)
Interest expense			(1,342)		-
Net Income (Loss)		$	(67,460)	$	(40,751)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Wicked Bold LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Additional Paid-In Capital		Accumulated Deficit		Total Members' Equity
Balance at January 1, 2021	$	12,739	$	(10,623)	$	2,116
Net income (loss)		-		(40,751)		(40,751)
Owner contributions		1,782		-		1,782
Balance at December 31, 2021		14,521		(51,374)		(36,853)
Net income (loss)		-		(67,460)		(67,460)
Owner contributions		895		-		895
Balance at December 31, 2022	$	15,416	$	(118,834)	$	(103,418)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Wicked Bold LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021


	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (67,460)	$ (40,751)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Operating lease asset	20,946	18,327
Other assets	(1,052)	(778)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Operating lease obligations	(20,381)	(17,387)
Net Cash Provided by (Used in) Operating Activities	(67,947)	(40,589)
Cash Flows from Financing Activities		
Net proceeds from (repayments of) short-term borrowings	(2,020)	8,500
Proceeds from issuance of revenue sharing notes	127,400	34,100
Payments for debt issuance costs	(14,807)	(2,046)
Repayment of debt	(2,016)	-
Owner contributions	895	1,782
Net Cash Provided by (Used in) Financing Activities	109,452	42,336
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	41,505	1,747
Cash, cash equivalents, and restricted cash at beginning of year	1,747	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	43,252	1,747

Supplemental Cash Flow Information
  Cash Paid During the Year for

Interest	$ 1,342	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Wicked Bold LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Wicked Bold LLC (the Company) is engaged in the production, distribution & marketing of dark chocolate and chocolate products in the United States.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation

Wicked Bold LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

g. Leases

The FASB issued ASU 2016-02, or the leasing standard or ASC 842, in February 2016. ASU 2016-02 requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also requires certain qualitative and quantitative disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at the inception of the contract. The asset component of the Company's operating leases are recorded as operating lease right-of-use ("ROU") assets, and the liability component is recorded as an operating lease liability.

ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments if an implicit rate of return is not provided with the lease contract. Operating lease right-of-use assets are adjusted for incentives received. Lease cost is recognized on a straight-line basis over the lease term.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenue from retail and e-commerce sales and from wholesale distribution. Retail revenue is recognized at the point of sale and e-commerce/ wholesale revenue is recognized at time of shipment.

i. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs (cacao, cane sugar, and cocoa butter), packaging costs, and rent and utilities at production facilities.

j. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Leases

On November 1, 2020, the Company commenced a 39 month lease to rent 1,045 square feet of commercial real estate in Flower Mound, Texas. The Company has an operating lease right-of-use asset of $23,868

Wicked Bold LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

and $44,814 related to this lease as of December 31, 2022 and December 31, 2021, respectively. The Company has current operating lease liabilities of $23,257 and $20,381, and noncurrent operating lease liabilities of zero and $23,257, related to this lease as of December 31, 2022 and December 31, 2021, respectively.

3. Revenue sharing notes

During 2021, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $34,100 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.2% and a maturity date of April 1st, 2025.

During 2021, the Company received draws on the amount raised totaling $32,054, net of debt issuance costs of $2,046.

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $51,100 in the form of unsecured debt with a payback that is tied to a revenue share rate of 2.6% and a maturity date of October 1, 2027.

During 2022, the Company received draws on the amount raised totaling $48,034, net of debt issuance costs of $3,066.

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $76,300 in the form of unsecured debt with a payback that is tied to a revenue share rate of 4.0% and a maturity date of March 31, 2029.

During 2022, the Company received draws on the amount raised totaling $64,559, net of debt issuance costs of $11,741.

As of December 31, 2022 the Company has made payments against these notes totaling $2,016.

4. Revenue

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Revenues consist of the following:

		2022		2021
Brick & mortar retail sales	$	18,889	$	111,745
E-commerce		26,079		27,446
Wholesale		12,736		7,054
Total revenue	$	57,704	$	146,245

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via crowdfunding campaigns. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through January 23, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.